Filed by Fifth Wall Acquisition Corp. III

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Fifth Wall Acquisition Corp. III

Commission File No. 001-40415

On January 18, 2023, Brendan Wallace, co-founder and Managing Partner at Fifth Wall, made the following post on LinkedIn.

Fifth Wall Acquisition Corp. III (NASDAQ: FWAC) (“FWAC”) is entering into a definite business combination agreement with Mobile Infrastructure Corp, one of the largest institutional-quality, mobility-focused parking asset owners in the U.S.

Upon closing, this will be the first pure-play parking owner of scale to be publicly listed.

What did FWAC like about Mobile Infrastructure Corp.?

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Attractive Cash Flow Characteristics: Parking features an attractive revenue profile combining both recurring monthly contracts as well as weekly, daily, and hourly arrangements which provide a natural inflationary hedge through adjustable rates. Assets in the MIC portfolio benefit from a diverse set of demand drivers in high traffic central business districts. MIC’s parking assets have minimal ongoing operating expenses and low recurring capital expenditures.

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Experienced Management Team: MIC is led by an experienced management team with over 40 years of combined industry experience and relationships in the parking industry, including the former CEO of Parking Company of America.

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Growth Opportunities through Active Asset Management: Parking is an industry that has historically underinvested in technology and asset management initiatives. MIC utilizes proprietary technology to maximize revenue and profitability through customer data collection, dynamic rate optimization, and demand strategies. Additionally, MIC has established percentage of rent operator leases which align incentives and capture significant contribution margin on growth.

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Fragmented Industry Ripe for Consolidation: Ownership of parking assets is highly fragmented with the vast majority of industry assets held by small local owner-operators, who generally own between one to five properties in a specific market. Additionally, supply is naturally constrained due to onerous zoning restrictions and scarcity of land in urban downtown environments, creating a favorable backdrop for consolidation and growth. Expected proceeds from the transaction will provide capital for external growth and future expansion and allow MIC to accelerate the execution of its acquisition pipeline.

Great video series here featuring Fifth Wall’s Brad Grewie and MIC’s Stephanie Hogue, and Manuel Chavez: https://www.fwac3.com/video/fwac-mic-videos

Additional Information

This communication relates to the proposed transactions (the “Proposed Transactions”) contemplated by that agreement and plan of merger (the “Merger Agreement”), dated December 13, 2022, by and among Fifth Wall Acquisition Corp. III (“FWAC”), Mobile Infrastructure Corporation, a Maryland corporation (“MIC”), and Queen Merger Corp. I, a Maryland corporation and a wholly-owned subsidiary of FWAC. On January 13, 2023, FWAC filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which included a joint proxy statement of FWAC and MIC and constitutes a prospectus of FWAC (including any amendments and supplements thereto, the “Joint Proxy Statement/Prospectus”). Both MIC and FWAC intend to file other documents with the SEC regarding the proposed transaction. A definitive Joint Proxy Statement/Prospectus will also be sent to the shareholders of FWAC and the stockholders of MIC, in each case seeking any required approvals, when available. Investors and security holders of FWAC and MIC are urged to carefully read the entire Joint Proxy Statement/Prospectus and any other relevant documents filed with the SEC because they will contain important information about the Proposed Transactions. The documents filed by FWAC and MIC with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Alternatively, the documents filed by FWAC can be obtained free of charge from FWAC upon written request to Fifth Wall Acquisition Corp. III, 6060 Center Drive, 10th Floor, Los Angeles, California 90045, and the documents filed by MIC can be obtained free of charge from MIC upon written request to MIC, 30 W 4th Street, Cincinnati, Ohio 45202.

No Offer or Solicitation

This communication does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Proposed Transactions. This communication also does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor will there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Participants in the Solicitation

FWAC, MIC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies, in favor of the approval of the Proposed Transactions (as defined below) and related matters. Information regarding FWAC’s and MIC’s directors and executive officers is contained in the Joint Proxy Statement/Prospectus. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus and other relevant documents filed with the SEC. Free copies of these documents may be obtained as described in the paragraph titled “Additional Information.”

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, MIC’s and FWAC’s expectations or predictions of future financial or business performance or conditions, the anticipated benefits of the proposed transaction, the expected composition of the management team and board of directors following the transaction, the expected use of capital following the transaction, including MIC’s ability to accomplish the initiatives outlined above, the expected timing of the closing of the transaction and the expected cash balance of the combined company following the closing of the Proposed Transactions. Any forward-looking statements herein are based solely on the expectations or predictions of MIC or FWAC and do not express the expectations, predictions or opinions of Fifth Wall Asset Management, LLC, and Fifth Wall Ventures Management, LLC, their affiliates and any investment funds, investment vehicles or accounts managed or advised by any of the foregoing (collectively, “Fifth Wall”) in any way. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions and any forward-looking statements contained in this communication are provided for illustrative purposes and are not forecasts and may not reflect actual results. Such forward-looking statements are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by, or include the words “believes,” “estimates,” “expects,” “projects,” “predicts,” “forecasts,” “may,” “will,” “could,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “potential,” “intends” or “continue” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results, or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in the section of the Joint Proxy Statement/Prospectus titled “Risk Factors”. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are based on MIC’s or FWAC’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events. However, there can be no assurance that the events, results, or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither MIC nor FWAC is under any obligation and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which MIC and FWAC have filed or will file from time to time with the SEC.

In addition to factors previously disclosed in MIC’s and FWAC’s reports filed with the SEC, including MIC’s and FWAC’s most recent reports on Form 8-K and all attachments thereto, which are available, free of charge, at the SEC’s website at www.sec.gov, and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: risks and uncertainties related to the inability of the parties to successfully or timely consummate the Proposed Transactions, including the risk that any required regulatory approvals or securityholder approvals of MIC or FWAC are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Transactions are not obtained, failure to realize the anticipated benefits of the Proposed Transactions, risks related to MIC’s ability to execute on its business strategy, attain its investment strategy or increase the value of its portfolio, act on its pipeline of acquisitions, attract and retain users, develop new offerings, enhance existing offerings, compete effectively, and manage growth and costs, the duration and global impact of COVID-19, the possibility that MIC or FWAC may be adversely affected by other economic, business and/or competitive factors, the number of redemption requests made by FWAC’s public shareholders, the ability of MIC and the combined company to leverage Fifth Wall’s affiliates and other commercial relationships to grow MIC’s customer base (which is not the subject of any legally binding obligation on the part of Fifth Wall or any of its partners or representatives), the ability of MIC and the combined company to leverage its relationship with any other Company investor (including investors in the proposed PIPE transaction) to grow MIC’s customer base, the ability of the combined company to meet NYSE’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the Proposed Transactions, the inability to complete the private placement of FWAC common stock to certain institutional accredited investors, the risk that the announcement and consummation of the transaction disrupts MIC’s current plans and operations, costs related to the transaction, changes in applicable laws or regulations, the outcome of any legal proceedings that may be instituted against MIC, FWAC, or any of their respective directors or officers, following the announcement of the transaction, the ability of FWAC or the combined company to issue equity or equity-linked securities in connection with the Proposed Transactions or in the future, the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions and purchase price and other adjustments; and those factors discussed in documents of MIC and FWAC filed, or to be filed, with the SEC. Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements are also provided in the Joint Proxy Statement/Prospectus.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond MIC’s and FWAC’s control. While all projections are necessarily speculative, MIC and FWAC believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that MIC and FWAC, or their representatives, considered or consider the projections to be a reliable prediction of future events.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in MIC and is not intended to form the basis of an investment decision in MIC. All subsequent written and oral forward-looking statements concerning MIC and FWAC, the Proposed Transactions, or other matters and attributable to MIC and FWAC or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Important Information About Fifth Wall

Except for certain limited obligations of the Fifth Wall Acquisition Sponsor III LLC (the “FWAC Sponsor”) related to the disposition of its founder shares in FWAC, Fifth Wall is not a party to the Merger Agreement or Proposed Transactions. Neither Fifth Wall, nor any of its partners, employees or other representatives will have at any time any legal obligation or commitment to any person (including MIC) to promote, advertise, market, or support the products, services, business or operations of MIC or the combined company. Fifth Wall’s position following consummation of the proposed merger will be that of an investor in the combined company until such time as Fifth Wall may, subject to its contractual obligations, dispose of its shares in the combined company.

This material is neither an offer to sell nor a solicitation of an offer to buy any security in any fund, vehicle or account of Fifth Wall (each, a “Fifth Wall Fund”), and may not be used or relied upon in connection with any offer or solicitation. A private offering of interests in a Fifth Wall Fund may only be made by such Fifth Wall Fund pursuant to the offering documents for such Fifth Wall Fund, which will contain additional information about the investment objectives, terms, and conditions of an investment in such Fifth Wall Fund and also contain tax information and risk disclosures that are important to any investment decision regarding such Fifth Wall Fund. The information contained in this material is superseded by, and is qualified in its entirety by reference to, such offering documents. This communication is intended only for persons resident in jurisdictions where the distribution or availability of this communication would not be contrary to applicable laws or regulations.

Past performance or activities are not necessarily indicative of future results, and there can be no assurance that any Fifth Wall Fund will achieve results comparable to those presented herein, or that any Fifth Wall Fund will be able to implement its investment strategies or achieve its investment objectives. A Fifth Wall Fund’s investment and applicable investment restrictions may differ from those historically employed by Fifth Wall, and economic conditions may differ materially from the conditions under which any other investment fund, investment vehicle or account managed or advised by Fifth Wall has previously invested. The investments, transactions and operational activities of Fifth Wall contained in this material, if any, are shown for illustrative purposes only of the types of investments, transactions and activities that have historically been undertaken by Fifth Wall, its affiliates and their respective officers, directors, partners, members, employees and/or advisors.

Non-GAAP Financial Measures

This communication, and statements made in connection with this communication, refer to non-GAAP financial measures, including EBITDA, property operating expenses, general and administrative expenses, net operating income, revenue per available space and unleveraged yield. These measures are not prepared in accordance with generally accepted accounting principles in the Unites States of America (“GAAP”) and have important limitations as analytical tools. Non-GAAP financial measures are supplemental, should only be used in conjunction with results presented in accordance with GAAP and should not be considered in isolation or as a substitute for such GAAP results.